METALLA ANNOUNCES REVOLVING CREDIT FACILITY OF UP TO $75 MILLION AND RETIREMENT OF BEEDIE FACILITY

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
JUNE 25, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into an agreement with Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility that allows the Company to borrow up to $40 million (the "Facility" or "RCF") with an accordion feature for an additional $35 million of availability (the "Accordion"), subject to satisfaction of certain conditions. Concurrent with entering into the Facility, the Company has also fully repaid and retired its existing C$50.0 million convertible loan facility (the "Convertible Facility") with Beedie Investments Ltd. ("Beedie").

"We are pleased to announce this new revolving credit facility, which meaningfully lowers our cost of capital and enhances our financial flexibility-without any equity dilution," commented Brett Heath, CEO of Metalla. "The $40 million RCF, combined with a $35 million accordion feature, equips us with the balance sheet strength to pursue larger, accretive transactions as we continue to scale Metalla's business."

"We're grateful to both BMO and NBF for their support and partnership, and we look forward to working closely with them as we build Metalla into a leading emerging mid-tier royalty and streaming company. We would also like to extend our sincere thanks to Beedie for their longstanding support over the past six years as our principal lender and a major shareholder. We're pleased to have them remain one of our largest shareholders going forward."

REVOLVING CREDIT FACILITY

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40 million, with an option, subject to certain conditions, to increase the facility to $75 million.

Key terms of the Facility include:

  Purpose - the Facility will be available for general corporate purposes and to finance acquisitions and investments;
  Maturity date - the Facility will have an initial term of 3 years, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF;
  Availability - the Facility may be drawn in USD Base Rate Advances or Term Benchmark Advances.
  Interest rate -
    USD Base Rate Advances will bear an interest rate equal to a base rate plus applicable margin; and
    Term Benchmark Advances will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus 2.50% to 3.50% per annum depending on the Company's leverage ratio;
  Standby fee - the undrawn portion of the Facility is subject to standby fee of 0.56% to 0.79% per annum depending on the Company's leverage ratio;
  Financial Covenants - the Facility require the Company to meet certain financial covenants including a net leverage ratio, an interest coverage ratio, and minimum liquidity amount; and
  Security - the Facility is secured by certain assets of the Company and its material subsidiaries.

BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners.

Upon close, the Company drew down $13.1 million from the Facility which was used to settle in its entirety the outstanding loan principal together with all accrued and unpaid interest and standby fees owed under the Convertible Facility.

BEEDIE FACILITY

On June 18, 2025, concurrently with closing of the Facility, the Company fully repaid and retired the Convertible Facility with Beedie.  The final payments to Beedie included a repayment of the principal loan balance of C$16.4 million plus C$0.7 million in accrued interest and standby fees. In connection with the retirement of the Convertible Facility, certain assets secured by Beedie were released and there are no further amounts due to Beedie under the Convertible Facility.

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the expected benefits under the Facility including the Company's ability to pursue, and success in pursuing, external growth opportunities; use of proceeds from the Facility, as well as the potential for the Facility to unlock new acquisition opportunities; the applicable interest rate under the Facility; the ability of the Company to exercise the Accordion option; the term and expected maturity of the Facility; developments in respect of the Company's portfolio of royalties and streams and related interests and those developments at  certain of the mines, projects or properties that underlie the Company's interests; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the Facility will not be advanced within the expected timeframe, the ability of the Company to carry out its growth plans; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.